Unaudited Pro Forma Consolidated Statement of Financial Position
As of September 30, 2004
(In Thousands)

	Boardwalk Pipelines	Gulf South	Acquisition Adjustments	Notes Offerings Adjustments	Boardwalk Pipelines Consolidated Pro Forma
Assets					
Current Assets:					
Cash and cash equivalents	$ 19,880	$ 2,455	$ 5,400[(a)]	$ —	$ 27,735
Receivables	29,943	55,357	—	—	85,300
Inventories	13,676	3,782	—	—	17,458
Other current assets	17,173	4,314	—	—	21,487
Total current assets	80,672	65,908	5,400	—	151,980
Property, Plant and Equipment:					
Natural gas transmission plant	572,078	898,371	90,123[(b)]	—	1,560,572
Other natural gas plant	164,238	144,310	—	—	308,548
Less—Accumulated depreciation and amortization	36,220	112,436	(112,436)[(c)]	—	36,220
Property, plant and equipment, net	700,096	930,245	202,559[(b)]	—	1,832,900
Other Assets:					
Goodwill	163,474	—	—	—	163,474
Gas stored underground	126,169	—	—	—	126,169
Advances to affiliates, non-current	29,717	—	—	—	29,717
Other	113,361	10,903	—	—	124,264
Total other assets	432,721	10,903	—	—	443,624
Total Assets	$ 1,213,489	$ 1,007,056	$ 207,959	$ —	$ 2,428,504
Liabilities And Equity					
Current Liabilities:					
Payables	$ 38,962	$ 31,997	$ —	$ —	$ 70,959
Long-term debt due within one year	—	—	—	—	—
Accrued liabilities	37,394	31,331	—	—	68,725
Other current liabilities	9,606	6,401	—	—	16,007
Total current liabilities	85,962	69,729	—	—	155,691
Long-Term Debt	531,061	—	—	575,000[(d)]	1,106,061
Other liabilities	71,061	4,145	5,400[(a)]	—	80,606
Member's Equity/Partners' Capital	525,405	933,182	202,559[(e)]	(575,000)[(e)]	1,086,146
Total Liabilities and Member's Equity/Partners' Capital	$ 1,213,489	$ 1,007,056	$ 207,959	$ —	$ 2,428,504

Unaudited Pro Forma Consolidated Statement of Operations
For the Nine Months Ended September 30, 2004
(In Thousands)

	Boardwalk Pipelines	Gulf South	Acquisition Adjustments	Notes Offerings Adjustments	Boardwalk Pipelines Consolidated Pro Forma
Operating Revenues:					
Gas transportation	$ 177,351	$ 146,121	$ —	$ —	$ 323,472
Gas storage	4,719	15,357	—	—	20,076
Other	2,448	9,337	—	—	11,785
Total operating revenues	184,518	170,815	—	—	355,333
Operating Costs and Expenses:					
Operation and maintenance	32,239	76,078	—	—	108,317
Administrative and general	38,491	25,353	—	—	63,844
Depreciation and amortization	25,225	27,046	(1,246)[(f)]	—	51,025
Taxes other than income taxes	13,566	5,271	—	—	18,837
Total operating costs and expenses	109,521	133,748	(1,246)	—	242,023
Operating Income	74,997	37,067	1,246	—	113,310
Other Deductions (Income):					
Interest expense, net	22,285	226	—	22,791[(h)]	45,302
Interest income from affiliates	(118)	—	—	—	(118)
Miscellaneous other deductions (income)	(515)	4,843	—	—	4,328
Total other deductions	21,652	5,069	—	22,791	49,512
Income before income taxes	53,345	31,998	1,246	(22,791)	63,798
Charge-in-lieu of income taxes	21,301	—	13,148[(g)]	(9,014)[(i)]	25,435
Net Income	32,044	31,998	(11,902)	(13,777)	38,363
Total other comprehensive income	—	1,012	—	—	1,012
Comprehensive income	$ 32,044	$ 33,010	$ (11,092)	$ (13,777)	$ 39,375

Unaudited Pro Forma Consolidated Statement of Operations
For the Nine Months Ended September 30, 2003
(In Thousands)

	Texas Gas January 1, 2003 – May 16, 2003	Boardwalk Pipelines Inception– September 30, 2003	Adjustments	Boardwalk Pipelines Pro Forma	Gulf South	Acquisition Adjustments	Notes Offerings Adjustments	Boardwalk Pipelines Consolidated Pro Forma
Operating Revenues:								
Gas transportation	$ 111,622	$ 65,903	$ —	$ 177,525	$ 139,132	$ —	$ —	$ 316,657
Gas storage	814	900	—	1,714	14,656	—	—	16,370
Other	1,011	1,169	—	2,180	2,803	—	—	4,983
Total operating revenues	113,447	67,972	—	181,419	156,591	—	—	338,010
Operating Costs and Expenses:								
Operation and maintenance	16,097	14,181	—	30,278	72,661	—	—	102,939
Administrative and general	13,642	17,199	—	30,841	28,961	—	—	59,802
Depreciation and amortization	16,092	12,309	(4,077)(j)	24,324	23,167	2,633(f)	—	50,124
Taxes other than income taxes	6,077	6,067	—	12,144	4,935	—	—	17,079
Total operating costs and expenses	51,908	49,756	(4,077)	97,587	129,724	2,633	—	229,944
Operating Income	61,539	18,216	4,077	83,832	26,867	(2,633)	—	108,066
Other Deductions (Income):								
Interest expense, net	7,392	11,515	2,367(k),(l)	21,274	(776)	—	22,791(h)	43,289
Interest income from affiliates	(1,965)	(3)	1,965(l)	(3)	—	—	—	(3)
Miscellaneous other deductions (income)	(749)	—	—	(749)	1,149	—	—	400
Total other deductions	4,678	11,512	4,332	20,522	373	—	22,791	43,686
Income before income taxes	56,861	6,704	(255)	63,310	26,494	(2,633)	(22,791)	64,380
Charge-in-lieu of income taxes	22,387	2,904	(101)	25,190	—	9,437(g)	(9,014)(i)	25,613
Income before cumulative effect of change in accounting principle	34,474	3,800	(154)	38,120	26,494	(12,070)	(13,777)	38,767
Cumulative effect of change in accounting principle	—	—	—	—	663	—	—	663
Net income	34,474	3,800	(154)	38,120	27,157	(12,070)	(13,777)	39,430
Total other comprehensive income	—	—	—	—	295	—	—	295
Comprehensive income	$ 34,474	$3,800	$ (154)	$38,120	$ 27,452	$ (12,070)	$ (13,777)	$39,725

Unaudited Pro Forma Consolidated Statement of Operations
For the Year Ended December 31, 2003
(In Thousands)

	Texas Gas January 1, 2003 – May 16, 2003	Boardwalk Pipelines Inception– December 31, 2003	Adjustments	Boardwalk Pipelines Pro Forma	Gulf South	Acquisition Adjustments	Notes Offerings Adjustments	Boardwalk Pipelines Consolidated Pro Forma
Operating Revenues:								
Gas transportation	$ 111,622	$ 138,693	$ —	$ 250,315	$ 189,044	$ —	$ —	$ 439,359
Gas storage	814	2,435	—	3,249	20,763	—	—	24,012
Other	1,011	1,732	—	2,743	1,932	—	—	4,675
Total operating revenues	113,447	142,860	—	256,307	211,739	—	—	468,046
Operating Costs and Expenses:								
Operation and maintenance	16,097	25,430	—	41,527	115,823	—	—	157,350
Administrative and general	13,642	29,646	—	43,288	43,872	—	—	87,160
Depreciation and amortization	16,092	20,544	(4,077)[(j)]	32,559	31,061	3,339[(f)]	—	66,959
Taxes other than income taxes	6,077	10,690	—	16,767	6,625	—	—	23,392
Total operating costs and expenses	51,908	86,310	(4,077)	134,141	197,381	3,339	—	334,861
Operating Income	61,539	56,550	4,077	122,166	14,358	(3,339)	—	133,185
Other Deductions (Income):								
Interest expense, net	7,392	19,368	2,367[(k)(l)]	29,127	(707)	—	30,388[(h)]	58,808
Interest income from affiliates	(1,965)	(21)	1,965[(l)]	(21)	—	—	—	(21)
Miscellaneous other deductions (income)	(749)	(352)	—	(1,101)	1,021	—	—	(80)
Total other deductions	4,678	18,995	4,332	28,005	314	—	(30,388)	58,707
Income before income taxes	56,861	37,555	(255)	94,161	14,044	(3,339)	(30,388)	74,478
Charge-in-lieu of income taxes	22,387	15,104	(101)	37,390	—	4,234[(g)]	(12,018)[(i)]	29,606
Income before cumulative effect of change in accounting principle	34,474	22,451	(154)	56,771	14,044	(7,573)	(18,370)	44,872
Cumulative effect of change in accounting principle	—	—	—	—	663	—	—	663
Net income	34,474	22,451	(154)	56,771	14,707	(7,573)	(18,370)	45,535
Total other comprehensive loss	—	—	—	—	(935)	—	—	(935)
Comprehensive income	$34,474	$22,451	$ (154)	$ 56,771	$ 13,772	$ (7,573)	$ (18,370)	$ 44,600

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

a) Reflects amounts received and liabilities assumed by Gulf South as part of a contract with a former affiliate which was terminated as part of the acquisition of Gulf South and included as a component of the preliminary purchase price allocation.

b) The unaudited pro forma consolidated financial statements include adjustments based on the preliminary purchase price allocation for the Acquisition and further adjustments may be made based on the completion of final valuation and other studies. For purposes of this presentation, except for the item discussed in footnote a) above, the book value of Gulf South's assets and liabilities as of September 30, 2004, are assumed to approximate fair value, with the exception of property, plant and equipment. Accordingly, the final value of the purchase price and its allocation may differ, perhaps significantly, from the amounts included in the accompanying pro forma consolidated financial statements. The values used in regards to the purchase price are: (in millions)

Purchase Price	$	1,136
Less: Gulf South Book Value		(933)
Consideration in excess of book value		203
Allocation to liabilities assumed		5
Allocation to cash received		(5)
Fees and expenses		10
Working Capital adjustments		(10)
Purchase price adjustment to property, plant and equipment, net	$	203

c) Reflects adjustment to reclassify components of property, plant and equipment to reset accumulated depreciation to zero as of the Acquisition date.

d) Reflects the issuance by Boardwalk Pipelines of $300.0 million aggregate principal amount of the notes and the issuance by Gulf South of $275.0 million aggregate principal amount of the Gulf South Notes.

e) Represents the difference in the purchase price of $1.136 billion to acquire Gulf South and the historical book equity of that entity as of September 30, 2004. The component of the purchase price financed by acquisition debt is reflected separately in the "Notes Offerings Adjustments" column.

f) Reflects the pro forma depreciation and amortization expense adjustment for Gulf South's property, plant and equipment based on the preliminary purchase price allocation. For purposes of calculating pro forma depreciation expense, we applied the straight-line method using estimated remaining useful lives for periods between 3 and 35 years to Boardwalk Pipelines' new basis in such assets.

g) Represents the income tax provision associated with certain pro forma adjustments, provided for at a 39.6% rate and a separate adjustment of $12.6 million for a charge-in-lieu of income taxes on Gulf South's pre-tax book income reflecting the anticipated inter-company tax sharing arrangement.

h) Reflects the interest expense as a result of the financing transactions associated with the Acquisition which is calculated as follows:

	Nine Months Ended September 30, 2003		Nine Months Ended September 30, 2004		Year Ended December 31, 2003	
Interest on new borrowings:						
Boardwalk Pipelines 5.50% Notes due 2017	$	12,375	$	12,375	$	16,500
Gulf South 5.05% Notes due 2015		10,416		10,416		13,888
Total cash interest from the offering of the notes and the concurrent offering of the Gulf South Notes	$	22,791	$	22,791	$	30,388

i) Reflects pro forma income tax effect of the adjustments discussed in footnotes h), j) and k).

j) Adjustment to historical depreciation expense based on the new basis in property, plant and equipment as a result of the Texas Gas acquisition in May 2003. For further discussion of the Texas Gas acquisition, see the Texas Gas 2003 financial statements included in the Annual Report on From 10-K and incorporated by reference in this offering memorandum.

k) Adjustment to historical interest expense based upon the debt financing, net of debt retirements, incurred in conjunction with the Texas Gas acquisition in May 2003. For further discussion of the Texas Gas acquisition, see the Texas Gas 2003 financial statements included in the Annual Report on From 10-K and incorporated by reference in this offering memorandum.

l) Re-characterization of interest paid to former affiliate to interest expense, net.